

U.S. Securities and Exchange Commission
Washington, D.C. 20549

05048988

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



RECD S.E.C.
MAR 2 8 2005
1086

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

For 3/25/05
Current Report on Form 8-K 2005-SL1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
APR 0 5 2005
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of March 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)



By: ____________________
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

GMAC RFC

Seasoned Mortgage Loan New Issue

$362,950,300 (Approximate)

Mortgage-Backed Pass-Through Certificates, Series 2005-SL1

RAMP Series 2005-SL1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

March 17, 2005

Expected Timing:	Pricing Date:	On or about March [22], 2005
	Settlement Date:	On or about March [30], 2005
	First Payment Date:	April 25, 2005
Structure:	$370,546,577 million senior/subordinate [shifting interest structure]	
Cut-off Date:	March 1, 2005	

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

GMAC RFC

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. The information herein does not include all material information about the securities or the mortgage loans mentioned herein.

The information herein is preliminary and supersedes any prior information and will be supplemented by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

[THE ABOVE REMAIN SUBJECT TO GRS COMPLIANCE AND LEGAL APPROVAL]

RAMP Series 2005-SL1 Trust Structure Summary

March 17, 2005 $362,950,300 (Approximate - Subject to Revision)

Characteristics of the Offered Certificates [(1), (2)]

Class	Amount ($)	Ratings (S&P / Moody's)	Designations	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos.) to Call / # of Mos.	Expected Maturity to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-I	31,786,600	AAA/Aaa	Sr/Fixed/Pass Through	5.00%	40% CPR	30/360	1.51	1 - 71 / 71	Feb-2011	May-2017	5.70%	I
A-II	23,764,200	AAA/Aaa	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.50	1 - 71 / 71	Feb-2011	May-2018	5.70%	II
A-III	34,324,100	AAA/Aaa	Sr/Fixed/Pass Through	7.50%	40% CPR	30/360	1.53	1 - 71 / 71	Feb-2011	Feb-2020	5.70%	III
A-IV	64,329,000	AAA/Aaa	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.62	1 - 71 / 71	Feb-2011	Mar-2032	5.70%	IV
A-V	59,148,300	AAA/Aaa	Sr/Fixed/Pass Through	6.50%	40% CPR	30/360	1.62	1 - 71 / 71	Feb-2011	Jun-2032	5.70%	V
A-VI	29,397,100	AAA/Aaa	Sr/Fixed/Pass Through	7.50%	40% CPR	30/360	1.62	1 - 71 / 71	Feb-2011	Jun-2032	5.70%	VI
A-VII	106,630,700	AAA/Aaa	Sr/Fixed/Pass Through	8.00%	40% CPR	30/360	1.62	1 - 71 / 71	Feb-2011	Sep-2031	5.70%	VII
A-IO	34,834,119	AAA/Aaa	Sr/Interest Only/ Fixed	8.00%	40% CPR	30/360	--	--		Jun-2032	5.70%	I to VII
A-PO	44,200	AAA/Aaa	Sr/Principal Only	--	40% CPR	30/360	1.90	1 - 100 / 100	Jul-2013	Jun-2032	5.70%	IV
R-I	50	AAA/Aaa	Sr/Residual/ Fixed		40% CPR	30/360	--	1 - 1 / 1	Apr-2005	--	5.70%	I
R-II	50	AAA/Aaa	Sr/Residual/ Fixed		40% CPR	30/360	--	1 - 1 / 1	Apr-2005	--	5.70%	I
M-1	5,559,300	NA/Aa2	Mezz/Variable	6.87750%[(4)]	40% CPR	30/360	6.34	1 - 100 / 100	Jul-2013	Jun-2032	4.20%	I to VII
M-2	4,631,800	NA/A2	Mezz/Variable	6.87750%[(4)]	40% CPR	30/360	6.34	1 - 100 / 100	Jul-2013	Jun-2032	2.95%	I to VII
M-3	3,334,900	NA/Baa2	Mezz/Variable	6.87750%[(4)]	40% CPR	30/360	6.34	1 - 100 / 100	Jul-2013	Jun-2032	2.05%	I to VII
Total Offered Certificates	362,950,300											
NON-OFFERED CERTIFICATES												
B-1	2,408,500	NA/Ba2	Subordinate/Variable	6.87750%[(4)]	40% CPR	30/360	6.34	1 - 100 / 100	Jul-2013	Jun-2032	1.40%	I to VII
B-2	1,296,900	NA/B2	Subordinate/Variable	6.87750%[(4)]	40% CPR	30/360	6.34	1 - 100 / 100	Jul-2013	Jun-2032	1.05%	I to VII
B-3	3,890,878	NA/NR	Subordinate/Variable	6.87750%[(4)]	40% CPR	30/360	6.34	1 - 100 / 100	Jul-2013	Jun-2032	0.00%	I to VII

Notes:

(1) Class sizes subject to a 10% variance.

(2) Each Certificate is illustrated as priced to a 1% optional termination.

(3) The notional amount of the Class A-IO Certificates will be equal to the sum of (1) (a) the aggregate principal balance of each Mortgage Loan in Loan Group I having a net mortgage rate greater than 5.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such mortgage loans minus 5.00%, and the denominator of which is equal to 8.00%, (2) (a) the aggregate principal balance of each Mortgage Loan in Loan Group II having a net mortgage rate greater than 6.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 6.00%, and the denominator of which is equal to 8.00% (3) (a) the aggregate principal balance of each Mortgage Loan in Loan Group III having a net mortgage rate greater than 7.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.50%, and the denominator of which is equal to 8.00%, (4) (a) the aggregate principal balance of each Mortgage Loan in Loan Group IV having a net mortgage rate greater than 6.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 6.00%, and the denominator of which is equal to 8.00%, (5) (a) the aggregate principal balance of each Mortgage Loan in Loan Group V having a net mortgage rate greater than 6.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 6.50%, and the denominator of which is equal to 8.00%, (6) (a) the aggregate principal balance of each Mortgage Loan in Loan Group VI having a net mortgage rate greater than 7.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.50%, and the denominator of which is equal to 8.00%, and (7) (a) the aggregate principal balance of each Mortgage Loan in Loan Group VII having a net mortgage rate greater than 8.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 8.00%, and the denominator of which is equal to 8.00%.The initial notional amount for the Class A-IO Certificates will be approximately $34,834,119.

(4) The initial pass-through rate on the Class M and Class B Certificates is projected to be approximately 6.87750% per annum. After the first distribution date, the per annum pass-through rate on the Class M and Class B Certificates will equal the weighted average of the pass-through rates on the related Senior Certificates (other than the Class A-IO and Class A-PO Certificates), weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group (other than the portion attributable to the Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-PO Certificates).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUPS I THROUGH VII):

Current LTV's have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination.

Credit Scores have been updated prior to the Statistical Cut-Off Date.

All collateral information contained herein is as of the Statistical Cut-Off Date of March 1, 2005.

Mortgage Loans in the Aggregate			
Agg. Scheduled Balance	$370,546,577.40	WA Original LTV	72.59%
Avg. Scheduled Balance	$113,909.18	WA Current LTV	66.04%
WAC	8.01%	WA Credit Score	670
WAM (months)	254	Full Doc	75.00%
Seasoning (months)	60	Limited Doc	25.00%
California Concentration	19.90%		

Loan Group I: 15 Year, with Net MORTGAGE RATES < 6.00%			
Agg. Scheduled Balance	$33,708,148.39	WA Original LTV	58.21%
Avg. Scheduled Balance	$370,419.21	WA Current LTV	48.67%
WAC	6.19%	WA Credit Score	762
WAM (months)	142	Full Doc	90.73%
Seasoning (months)	38	Limited Doc	9.27%
California Concentration	45.07%		

Loan Group II: 15 Year, with Net Mortgage Rates from 6.00% to <7.50%			
Agg. Scheduled Balance	$25,200,732.06	WA Original LTV	60.94%
Avg. Scheduled Balance	$211,770.86	WA Current LTV	49.51%
WAC	6.75%	WA Credit Score	728
WAM (months)	135	Full Doc	79.48%
Seasoning (months)	45	Limited Doc	20.52%
California Concentration	23.73%		

Loan Group III: 15 Year, with Net Mortgage Rates 7.50% and >			
Agg. Scheduled Balance	$36,398,921.67	WA Original LTV	75.71%
Avg. Scheduled Balance	$42,472.49	WA Current LTV	60.76%
WAC	9.76%	WA Credit Score (1)	612
WAM (months)	106	Full Doc	86.43%
Seasoning (months)	83	Limited Doc	13.57%
California Concentration	0.81%		

Loan Group IV: 30 Year, with Net Mortgage Rates < 6.50%			
Agg. Scheduled Balance	$68,264,996.29	WA Original LTV	66.00%
Avg. Scheduled Balance	$421,388.87	WA Current LTV	62.60%
WAC	6.66%	WA Credit Score (1)	739
WAM (months)	320	Full Doc	83.89%
Seasoning (months)	39	Limited Doc	16.11%
California Concentration	41.92%		

Loan Group V: 30 Year, with Net Mortgage Rates from 6.50% to < 7.50%			
Agg. Scheduled Balance	$62,723,591.27	WA Original LTV	71.31%
Avg. Scheduled Balance	$248,903.14	WA Current LTV	67.32%
WAC	7.28%	WA Credit Score (1)	681
WAM (months)	307	Full Doc	66.21%
Seasoning (months)	52	Limited Doc	33.79%
California Concentration	24.86%		

Loan Group VI: 30 Year, with Net Mortgage Rates from 7.50% to < 8.00%			
Agg. Scheduled Balance	$31,174,053.03	WA Original LTV	75.80%
Avg. Scheduled Balance	$115,033.41	WA Current LTV	69.65%
WAC	8.09%	WA Credit Score (1)	629
WAM (months)	287	Full Doc	52.94%
Seasoning (months)	73	Limited Doc	47.06%
California Concentration	11.33%		

Loan Group VII: 30 Year, with Net Mortgage Rates 8.00% and >			
Agg. Scheduled Balance	$113,076,134.69	WA Original LTV	82.27%
Avg. Scheduled Balance	$75,333.87	WA Current LTV	76.97%
WAC	9.47%	WA Credit Score (1)	610
WAM (months)	282	Full Doc	71.21%
Seasoning (months)	77	Limited Doc	28.79%
California Concentration	4.01%		

(1) WA Credit Score represents only those loans with available FICO scores.

TRANSACTION TERMS:

Issuer	RAMP Series 2005-SL1 Trust.
Series Name:	Mortgage-Backed Pass-Through Certificates, Series 2005-SL1.
Depositor:	Residential Asset Mortgage Products, Inc. (***"RAMP"***), an affiliate of the Master Servicer.
Master Servicer:	Residential Funding Corporation (***"RFC"***).
Subservicer:	HomeComings Financial Network, Inc. (***"HomeComings"***) will subservice approximately 67.44% of the mortgage loans as of the Cut-Off Date. HomeComings is an affiliate of the Master Servicer.
Trustee:	Deutsche Bank Trust Company Americas.
Underwriter:	Residential Funding Securities Corporation.
Cut-off Date:	March 1, 2005.
Closing Date:	On or about March 30, 2005.
Certificates:	Class A-I, Class R-I and Class R-II Certificates (the ***"Group I Certificates"***). Class A-II Certificates (the ***"Group II Certificates"***). Class A-III Certificates (the "***Group III Certificates***"). Class A-IV Certificates (the "***Group IV Certificates***"). Class A-V Certificates (the "***Group V Certificates***"). Class A-VI Certificates (the "***Group VI Certificates***"). Class A-VII Certificates (the "***Group VII Certificates***"). The Group I (other than the Class R-I Certificates and Class R-II Certificates), Class A-IO, Class A-PO, Group II, Group III, Group IV, Group V, Group VI and Group VII Certificates are referred to collectively as the "***Class A Certificates***". The Class A-PO are referred to herein as a "***Class PO Certificate***". The Class R-I Certificates and Class R-II Certificates are referred to together as the "***Class R Certificates***". The Class A Certificates and Class R Certificates are referred to collectively as the "***Senior Certificates***". Class M-1, Class M-2 and Class M-3 Certificates (the "***Class M Certificates***"). Class B-1, Class B-2 and Class B-3 Certificates (the "***Class B Certificates***").
Offered Certificates:	The Senior Certificates and the Class M Certificates.
Non-Offered Certificates:	Class B Certificates.
Distribution Date:	The 25th day of each month or, if such day is not a business day, then the next succeeding business day, beginning in April 2005.
Accrual Period:	For any Distribution Date, the Offered Certificates accrue interest on a 30/360 basis during the calendar month immediately preceding that Distribution Date.
Delay Days:	24 days.

Optional Termination:	On any Distribution Date on which the aggregate outstanding stated principal balance of the mortgage loans as of the related determination date is less than 1% of their aggregate principal balance as of the Cut-Off Date, Residential Funding or its designee may, but will not be required to purchase from the trust all of the remaining mortgage loans and cause an early retirement of the certificates or purchase all of the certificates.
Certificate Ratings:	The Senior Certificates are expected to be rated by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., (***"S&P"***) and Moody's Investors Service Inc. ("***Moody's***"), and the Subordinate Certificates are expected to be rated only by Moody's, in all cases with the ratings indicated above.
ERISA Eligibility:	The Class A Certificates and Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other arrangements subject to ERISA or 4975 of the Code, subject to considerations described in the prospectus supplement. The Class R Certificates generally will not be eligible for purchase by or with assets of such plans.
SMMEA:	When issued, none of the Class A Certificates and Class M Certificates are expected to be "mortgage related securities" for the purposes of SMMEA.
Registration:	The Offered Certificates, other than the Class R Certificates, will be available in book-entry form through DTC, Clearstream and Euroclear.
Federal Tax Treatment:	The trust will make one or more REMIC elections.
Principal and Interest Advancing:	For any month, if the Master Servicer receives a payment on a mortgage loan that is less than the full scheduled payment, or if no payment is received at all, the Master Servicer will advance its own funds to cover that shortfall. However, the Master Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.
Compensating Interest:	For any Distribution Date, the Master Servicer will cover prepayment interest shortfalls up to an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate principal balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans.

Mortgage Loans:

The aggregate principal balance of the mortgage pool as of the Cut-Off Date is approximately $370,546,577 and consists of approximately 3,253 fixed-rate, seasoned mortgage loans secured by first liens on residential properties.

The mortgage pool consists of seven groups of mortgage loans, substantially all of which were sourced from terminated Residential Funding Mortgage Securities I, Inc. (RFMSI), Residential Accredit Loans, Inc. trusts (RALI) and Residential Asset Securities Corporation (RASC), RFC's shelf registrations primarily for the securitization of Jumbo A , Alt-A and sub-prime mortgages, respectively.

Group I is comprised of mortgage loans with an initial term to maturity of 15 years or less and net mortgage rates less than 6.00%;

Group II is comprised of mortgage loans with an initial term to maturity of 15 years or less and net mortgage rates equal to or greater than 6.00% and less than 7.50%;

Group III is comprised of mortgage loans with an initial term to maturity of 15 years or less and net mortgage rates equal to or greater than 7.50%;

Group IV is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates less than 6.50%;

Group V is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 6.50% and less than 7.50%,

Group VI is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 7.50% and less than 8.00%; and

Group VII is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 8.00%.

NOTE: Information contained herein reflects the March 1, 2005 Cut-Off Date scheduled balances. Collateral information contained herein is preliminary and indicative.

Designation	Number of Mortgage Loans	Statistical Cut-Off Date Principal Balance
Group I	91	33,708,148.39
Group II	119	25,200,732.06
Group III	857	36,398,921.67
Group IV	162	68,264,996.29
Group V	252	62,723,591.27
Group VI	271	31,174,053.03
Group VII	1,501	113,076,134.69

As of March 1, 2005, the most recent date for which such information is available, none of the loans were one-month or more delinquent. As of that date 2.42% of the mortgage loans had been one-month delinquent once in the previous twelve months and 4.60% of the mortgage loans had been more than one month delinquent in the previous twelve months. A loan is considered to be "one-month" or "30 to 59 days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1st that remained unpaid as of the close of business on July 31st would still be considered current as of July 31st. If that payment remained unpaid as of the close of business on August 31st, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of March 1, 2005 is determined and prepared as of the close of business on the last business day immediately prior to March 1, 2005.

For further collateral information, see "Collateral Summary", "Collateral Details", and "Terminated Trust Historical Performance" herein.

Priority of Distributions: Distributions on the Offered Certificates will be made from available amounts in each loan group as follows:

- Distributions of interest to the related interest-bearing Senior Certificates
- Distribution of principal to the related Class PO Certificates
- Distribution of principal to the remaining classes of related Senior Certificates entitled to principal
- Payment to Master Servicer for certain unreimbursed advances
- Distribution to the Class M Certificates in the following order:
    - Interest to the Class M-1 Certificates
    - Principal to the Class M-1 Certificates
    - Interest to the Class M-2 Certificates
    - Principal to the Class M-2 Certificates
    - Interest to the Class M-3 Certificates
    - Principal to the Class M-3 Certificates

Distribution of Principal: The holders of the Senior Certificates of each group, other than the Class A-IO Certificates, will be entitled to receive on each Distribution Date, to the extent of the portion of the related available distribution amount for such group remaining after the distribution of the related senior interest distribution amount, a distribution allocable to principal, equal to the related senior principal distribution amount and the related Class PO distribution amount in the order and priority described above.

The holders of each class of Class M Certificates will be entitled to receive payments of principal on each Distribution Date to the extent of funds available from each loan group, after payments of interest and principal to the related Senior Certificates and any class of Class M Certificates with a higher payment priority, and after payments of interest to that class of Class M Certificates in the order and priority described above.

Shifting of Interests: All principal prepayments and other unscheduled payments of principal from each loan group will be allocated to the related Senior Certificates during the first five years after the closing date. A disproportionately large portion of principal prepayments and other unscheduled payments of principal will be allocated to the related Senior Certificates during the next four years, subject to loss and delinquency tests described in the prospectus supplement. This provides additional credit enhancement for the related Senior Certificates by reserving a greater portion of the principal balance of the Class M Certificates and Class B Certificates for the absorption of losses.

All mortgagor prepayments not otherwise distributable to the related Senior Certificates will be allocated on a pro rata basis among the class of Class M Certificates with the highest payment priority then outstanding with a certificate principal balance greater than zero and each other class of Class M Certificates and Class B Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any Distribution Date would be satisfied as to any Class M-2, Class M-3 or Class B Certificates only if the sum of the current percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto.

Allocation of Losses/Subordination: Losses, other than excess fraud losses, excess bankruptcy losses, and excess special hazard losses, will be allocated in full first to the Class B Certificates, then to the Class M-3, Class M-2 and Class M-1 Certificates, in that order. Excess fraud losses, excess bankruptcy losses, and excess special hazard losses will be allocated to all classes of certificates pro rata (other than a Class PO Certificate, which will bear a share of such excess loss equal to its percentage interest in the principal of the related mortgage loan). If the certificate principal balances of the Class M Certificates and Class B Certificates have been reduced to zero, losses on the mortgage loans in a loan group will be allocated among the related Senior Certificates as more fully described in the prospectus supplement.

Investors in the Senior Certificates should be aware that because the Class M Certificates and Class B Certificates represent interests in all loan groups, the certificate principal balances of the Class M Certificates and Class B Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in one or more loan groups. Therefore, notwithstanding that realized losses on the mortgage loans in one loan group may only be allocated to the related Senior Certificates, the allocation to the Class M Certificates and Class B Certificates of realized losses on the mortgage loans in the other loan groups will reduce the subordination provided to such Senior Certificates by the Class M Certificates and Class B Certificates and increase the likelihood that realized losses may be allocated to such Senior Certificates.

Weighted Average Monthly Fees: Master servicing fee, lender paid mortgage insurance, if any, and sub servicing fee of approximately:

0.374 for Group I
0.332 for Group II
0.518 for Group III
0.378 for Group IV
0.321 for Group V
0.337 for Group VI
0.403 for Group VII

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and sub servicing fees are paid.

Seasoned Mortgage Loan New Issue

$365,957,807 (Approximate)

Mortgage-Backed Pass-Through Certificates, Series 2005-SL1

RAMP Series 2005-SL1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

March 17, 2005

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. The information herein does not include all material information about the securities or the mortgage loans mentioned herein.

The information herein is preliminary and supersedes any prior information and will be supplemented by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of March 1, 2005)

Deal Name and Group	S&P Rating	Moody's Rating	Fitch Rating	Original Issue Date	Original Class Size @ Issue	Cumulative Loss as of the Cut-Off Date	Loss Severity as of the Cut-Off Date	Current Book Size	Contribution % to RAMP 2005 SL1
RFMSI 2002-S1	X	X		January 2002	$ 927,114,658.02	0.00%	0.00%	$ 58,252,417.98	15.72%
RFMSI 2002-S4	X	X		February 2002	720,609,743.93	0.01%	5.49%	40,883,934.24	11.03%
RASC 1998-KS4 FIXED	X	X		December 1998	350,088,694.02	4.82%	56.26%	23,378,369.60	6.31%
RASC 1998-KS3 FIXED	X	X	X	September 1998	450,121,084.30	4.96%	53.70%	23,039,133.76	6.22%
RFMSI 2002-S2	X		X	January 2002	331,765,056.88	0.00%	0.00%	20,558,280.15	5.55%
RFMSI 2002-S6	X		X	April 2002	305,401,167.87	0.00%	0.00%	19,233,343.13	5.19%
RASC 1998-KS2 FIXED GRP I	X	X	X	June 1998	401,781,154.06	4.47%	53.37%	17,450,143.99	4.71%
RASC 1998-KS1 FIXED GRP I	X	X		March 1998	380,448,033.88	2.53%	48.97%	16,237,341.62	4.38%
RFMSI 2002-S3	X		X	February 2002	254,869,753.34	0.00%	0.00%	15,148,828.64	4.09%
RAMP 2001-RZ2 CONFORMING	X	X	X	May 2001	172,289,469.08	1.58%	30.91%	11,040,924.18	2.98%
RALI 2001-QS4	X		X	April 2001	214,223,847.97	0.18%	16.20%	9,002,340.26	2.43%
RAMP 2001-RZ1 GROUP I	X	X		February 2001	173,619,819.46	0.99%	28.69%	7,748,417.73	2.09%
RALI 2001-QS5		X	X	May 2001	293,419,070.00	0.26%	26.69%	6,641,103.59	1.79%
RALI 1998-QS2	X		X	February 1998	433,770,084.51	0.28%	29.27%	6,150,399.65	1.66%
RALI 2001-QS7	X		X	June 2001	213,047,100.17	0.16%	18.04%	5,397,333.43	1.46%
RALI 2001-QS11	X		X	August 2001	213,553,096.82	0.10%	73.64%	5,041,010.90	1.36%
RALI 1998-QS5	X		X	April 1998	351,405,323.28	0.22%	18.66%	4,280,571.76	1.16%
RALI 2001-QS8 CONFORMING		X	X	June 2001	92,922,459.70	0.49%	19.63%	4,271,579.76	1.15%
RALI 1998-QS4 GRP I	X		X	March 1998	324,340,455.09	0.30%	34.51%	3,798,825.00	1.03%
RALI 1997-QS13	X		X	December 1997	433,792,422.80	0.24%	38.99%	3,637,256.93	0.98%
RALI 1997-QS12	X		X	November 1997	298,104,002.05	0.21%	19.96%	3,548,496.04	0.96%
RALI 1997-QS9	X		X	September 1997	271,005,025.82	0.21%	24.98%	3,109,987.80	0.84%
RALI 1997-QS10 30 YR	X		X	October 1997	326,202,444.68	0.21%	22.45%	2,946,043.76	0.80%
RALI 1996-QS7 30 YR GRP I	X		X	November 1996	205,474,134.31	0.43%	30.85%	2,803,588.65	0.76%
RALI 1998-QS6	X		X	May 1998	295,011,288.73	0.09%	18.26%	2,680,489.01	0.72%
RALI 1997-QS2 30 YEAR	X		X	March 1997	164,383,983.57	0.20%	18.18%	2,607,474.68	0.70%
RALI 1997-QS8	X		X	August 1997	218,029,470.88	0.30%	34.45%	2,545,845.19	0.69%

TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of March 1, 2005) Continued:

Deal Name and Group	S&P Rating	Moody's Rating	Fitch Rating	Original Issue Date	Original Class Size @ Issue	Cumulative Loss as of the Cut-Off Date	Loss Severity as of the Cut-Off Date	Current Pool Size	Contribution % to RAMP 2005 SL1
RALI 1996-QS8 30 YR	X		X	December 1996	177,623,205.60	0.20%	15.89%	2,368,318.98	0.64%
RALI 1996-QS4 30 YEAR	X		X	August 1996	250,794,353.75	0.42%	33.49%	2,304,239.97	0.62%
RALI 1996-QS3 I - 30 YEAR	X		X	June 1996	255,307,716.84	0.31%	22.49%	2,168,804.81	0.59%
RALI 1998-QS1	X		X	January 1998	324,327,779.11	0.35%	32.16%	2,166,134.08	0.58%
RALI 2000-QS1 CONFORMING	X		X	January 2000	141,931,221.92	0.65%	38.03%	2,069,187.00	0.56%
RALI 1997-QS3 - 30 YEAR	X		X	April 1997	164,514,437.18	0.33%	29.61%	1,987,801.35	0.54%
RALI 2001-QS8 NONCONFORMING		X	X	June 2001	173,209,477.17	0.02%	15.27%	1,841,535.93	0.50%
Other Called Deals								34,207,073.85	9.23%
								370,546,577.40	100%

* - Based on March 1, 2005 scheduled balances

** - Represents terminated trusts that individually represented 0.50% or less of the 2005 SL4 offering.

Notes: Not all loans from each terminated trust will be included in RAMP SL5. There can be on assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction

Source: Residential Funding Corporation - Monthly Statement to Certificateholders.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2005-SL1 – Collateral Characteristics (Aggregate - Loan Groups I to VII)

Credit Score Distribution of the Aggregate Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	274	$17,554,849	4.74%	$64,069	74.19%
500 to 519	186	14,634,987	3.95	78,683	71.83
520 to 539	201	15,960,982	4.31	79,408	72.16
540 to 559	219	18,178,201	4.91	83,005	73.32
560 to 579	241	18,744,605	5.06	77,778	69.89
580 to 599	188	14,616,218	3.94	77,746	71.26
600 to 619	207	17,022,382	4.59	82,234	71.19
620 to 639	193	15,621,258	4.22	80,939	73.86
640 to 659	193	21,672,551	5.85	112,293	69.03
660 to 679	194	23,307,217	6.29	120,140	66.79
680 to 699	177	21,909,918	5.91	123,785	66.86
700 to 719	177	23,107,891	6.24	130,553	66.59
720 to 739	149	23,130,473	6.24	155,238	62.68
740 to 759	120	21,447,601	5.79	178,730	62.70
760 or more	404	93,736,053	25.30	232,020	57.84
Subtotal with Credit Scores	**3,123**	**$360,645,184**	**97.33%**	**$115,480**	**66.07%**
Not Available	130	9,901,393	2.67	76,165	64.92
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**66.04%**

(1) The Aggregate loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	2,201	$104,726,035	28.26%	$47,581	614	70.45%
100,001 to 200,000	528	63,515,639	17.14	120,295	602	76.05
200,001 to 300,000	76	16,481,589	4.45	216,863	618	68.74
300,001 to 400,000	187	61,924,043	16.71	331,145	731	60.45
400,001 to 500,000	142	57,000,104	15.38	401,409	727	60.99
500,001 to 600,000	68	33,944,610	9.16	499,185	727	60.48
600,001 to 700,000	36	20,864,067	5.63	579,557	716	56.37
700,001 to 800,000	2	1,398,683	0.38	699,341	724	64.58
800,001 to 900,000	8	6,283,234	1.70	785,404	713	54.24
900,001 to 1,000,000	5	4,408,572	1.19	881,714	769	56.56
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

Mortgage Rates of the Aggregate Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	16	$6,561,929	1.77%	$410,121	758	57.36%
6.000 to 6.499	82	29,976,678	8.09	365,569	757	49.20
6.500 to 6.999	241	97,751,607	26.38	405,608	738	60.36
7.000 to 7.499	101	28,819,401	7.78	285,341	703	62.69
7.500 to 7.999	248	35,766,019	9.65	144,218	638	67.61
8.000 to 8.499	329	30,462,287	8.22	92,591	631	68.88
8.500 to 8.999	596	43,484,410	11.74	72,960	604	69.95
9.000 to 9.499	372	23,111,222	6.24	62,127	614	70.19
9.500 to 9.999	559	37,373,942	10.09	66,859	620	76.38
10.000 to 10.499	226	13,881,726	3.75	61,424	617	82.13
10.500 to 10.999	206	11,381,127	3.07	55,248	585	76.38
11.000 to 11.499	103	5,131,300	1.38	49,818	594	75.11
11.500 to 11.999	83	3,384,043	0.91	40,772	575	70.28
12.000 to 12.499	31	1,338,695	0.36	43,184	588	69.73
12.500 to 12.999	19	838,614	0.23	44,138	629	75.00
13.000 to 13.499	16	651,441	0.18	40,715	624	74.75
13.500 to 13.999	13	326,631	0.09	25,125	570	59.21
14.000 to 14.499	4	148,747	0.04	37,187	558	83.59
14.500 to 14.999	4	68,198	0.02	17,049	573	56.35
15.000 to 15.499	2	59,902	0.02	29,951	537	58.72
15.500 to 15.999	2	28,659	0.01	14,329	642	39.08
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.000 to 5.499	7	$ 3,179,682	0.86%	$454,240	752	62.20%
5.500 to 5.999	90	32,850,509	8.87	365,006	760	48.55
6.000 to 6.499	209	83,713,716	22.59	400,544	739	59.77
6.500 to 6.999	111	38,407,949	10.37	346,018	715	64.09
7.000 to 7.499	207	31,745,612	8.57	153,360	647	66.99
7.500 to 7.999	348	34,351,992	9.27	98,713	629	67.76
8.000 to 8.499	591	44,478,030	12.00	75,259	609	69.47
8.500 to 8.999	482	31,287,989	8.44	64,913	612	70.92
9.000 to 9.499	488	31,615,880	8.53	64,787	616	75.21
9.500 to 9.999	272	16,618,966	4.48	61,099	619	82.10
10.000 to 10.499	187	11,348,128	3.06	60,685	592	80.39
10.500 to 10.999	108	4,997,883	1.35	46,277	590	75.57
11.000 to 11.499	71	2,884,204	0.78	40,623	579	69.74
11.500 to 11.999	26	1,130,645	0.31	43,486	589	68.48
12.000 to 12.499	20	921,836	0.25	46,092	646	77.22
12.500 to 12.999	14	434,866	0.12	31,062	591	69.56
13.000 to 13.499	11	298,538	0.08	27,140	574	59.29
13.500 to 13.999	2	57,359	0.02	28,679	572	83.42
14.000 to 14.499	5	134,231	0.04	26,846	574	78.81
14.500 to 14.999	2	59,902	0.02	29,951	537	58.72
15.000 to 15.499	2	28,659	0.01	$14,329	642	39.08
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

Original Loan-to-Value of the Aggregate Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	234	$37,635,408	10.16%	$160,835	735	35.70%
50.01 to 55.00	98	13,530,088	3.65	138,062	723	46.13
55.01 to 60.00	126	20,578,176	5.55	163,319	722	51.58
60.01 to 65.00	171	29,468,114	7.95	172,328	685	57.59
65.01 to 70.00	329	45,262,088	12.21	137,575	703	61.54
70.01 to 75.00	423	51,840,408	13.99	122,554	677	67.11
75.01 to 80.00	913	101,419,880	27.37	111,084	647	72.63
80.01 to 85.00	244	16,659,370	4.50	68,276	595	76.14
85.01 to 90.00	424	27,456,583	7.41	64,756	602	81.84
90.01 to 95.00	81	7,220,130	1.95	89,137	602	89.32
95.01 to 100.00	69	6,865,367	1.85	99,498	622	96.97
100.01 to 110.00	141	12,610,964	3.40	89,439	658	102.04
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Aggregate Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	594	$63,561,644	17.15%	$107,006	724
50.01 to 55.00	196	23,776,486	6.42	121,309	705
55.01 to 60.00	260	35,813,362	9.67	137,744	692
60.01 to 65.00	267	36,405,632	9.82	136,351	689
65.01 to 70.00	352	48,576,151	13.11	138,000	680
70.01 to 75.00	528	58,190,177	15.70	110,209	638
75.01 to 80.00	384	50,556,962	13.64	131,659	646
80.01 to 85.00	296	19,893,502	5.37	67,208	586
85.01 to 90.00	136	11,145,101	3.01	81,949	601
90.01 to 95.00	45	4,196,351	1.13	93,252	636
95.01 to 100.00	81	8,245,683	2.23	101,799	626
100.01 to 105.00	114	10,185,527	2.75	89,347	659
Total:	**3,253**	**$ 370,546,577**	**100.00%**	**$113,909**	**670**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

Geographical Distributions of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	255	$73,747,487	19.90%	$289,206	729	57.15%
Texas	418	49,229,621	13.29	117,774	656	70.21
Florida	328	27,271,315	7.36	83,144	649	67.24
Georgia	179	21,112,899	5.70	$117,949	669	66.38
New York	159	20,433,258	5.51	128,511	679	64.29
North Carolina	146	12,728,253	3.43	87,180	619	70.54
Washington	66	12,006,779	3.24	181,921	704	61.89
Michigan	154	9,303,703	2.51	60,414	599	71.05
Virginia	56	8,831,507	2.38	157,705	711	61.49
Ohio	116	8,712,953	2.35	75,112	613	72.65
Other	1,376	127,168,802	34.32	92,419	653	68.98
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	1,175	$ 118,698,670	32.03%	$101,020	648	74.52%
Rate/Term Refinance	664	132,523,641	35.76	199,584	711	60.36
Equity Refinance	1,414	119,324,267	32.20	84,388	646	63.90
Total:	**3,253**	**$ 370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	2,595	$330,369,137	89.16%	$127,310	673	65.72%
Second/Vacation	111	12,084,920	3.26	108,873	697	61.59
Non-Owner Occupied	547	28,092,521	7.58	51,357	622	71.69
Total:	**3,253**	**$370,546,577.00**	**100.00%**	**$113,909**	**670**	**66.04%**

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	2,443	$275,357,755	74.31%	$112,713	669	65.67%
Townhouse	64	4,883,153	1.32	76,299	633	73.57
Condo Low-Rise(Less than 5 stories)	142	8,617,928	2.33	60,690	664	67.05
Condo Mid-Rise (5 to 8 stories)	8	318,942	0.09	39,868	642	60.54
Condo High-Rise (9 stories or more)	6	544,906	0.15	90,818	616	66.29
Cooperative Units	2	114,081	0.03	57,041	741	60.09
Manufactured Home	134	6,568,637	1.77	49,020	606	68.94
Planned Unit Development (Detached)	221	53,917,033	14.55	243,968	701	64.61
Planned Unit Development (Attached)	39	3,064,699	0.83	78,582	694	73.75
Single Family Dwelling(Two-to-Four Units)	190	16,347,566	4.41	86,040	624	71.55
Condotel	1	101,998	0.03	101,998	778	54.00
Leasehold Property	3	709,879	0.19	236,626	730	70.71
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

Seasoning of the Aggregate Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	33	$11,442,005	3.09%	$346,727	740	50.14%
37 to 48	641	181,516,835	48.99	283,178	719	63.47
49 to 60	185	19,510,926	5.27	105,464	643	89.58
61 to 72	48	4,810,698	1.30	100,223	607	70.61
73 to 84	1,185	69,578,552	18.78	58,716	607	67.72
85 to 96	932	62,539,489	16.88	67,102	613	67.80
97 to 108	183	14,839,854	4.00	81,092	604	66.61
109 to 120	24	3,056,924	0.82	127,372	612	58.71
121 to 132	5	652,413	0.18	130,483	725	59.88
133 to 144	12	1,775,281	0.48	147,940	623	45.93
145 and greater	5	823,602	0.22	164,720	601	56.73
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	2,494	$277,891,914	75.00%	$111,424	675	67.07%
Reduced Documentation	759	92,654,663	25.00	122,075	656	62.94
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	3,128	$321,488,336	86.76%	$102,778	657	67.23%
Sixty Months	125	$49,058,241	13.24	$392,466	754	58.23
Total:	**3,253**	**$370,546,577**	**100.00%**	**$113,909**	**670**	**66.04%**

RAMP Series 2005-SL1 – Collateral Characteristics - Loan Group I

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
560 to 579	1	$147,723	0.44%	$147,723	65.00%
580 to 599	1	358,401	1.06	358,401	52.00
640 to 659	2	657,748	1.95	328,874	49.90
660 to 679	5	1,859,388	5.52	371,878	48.30
680 to 699	2	878,167	2.61	439,084	57.17
700 to 719	7	2,504,851	7.43	357,836	54.36
720 to 739	8	3,106,595	9.22	388,324	54.28
740 to 759	8	2,325,427	6.90	290,678	52.28
760 or more	57	21,869,847	64.88	383,682	46.32
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**48.67%**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or Less	1	$77,678	0.23%	$77,678	750	49.00%
100,001 to 200,000	2	271,082	0.80	135,541	653	49.53
300,001 to 400,000	37	11,047,651	32.77	298,585	753	50.39
400,001 to 500,000	27	10,061,585	29.85	372,651	761	47.85
500,001 to 600,000	14	6,545,890	19.42	467,564	763	51.36
600,001 to 700,000	9	4,937,163	14.65	548,574	781	44.35
800,001 to 900,000	1	767,100	2.28	767,100	802	39.00
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	16	$ 6,561,929	19.47%	$410,121	758	57.36%
6.000 to 6.499	57	20,924,142	62.07	367,090	765	45.94
6.500 to 6.999	18	6,222,077	18.46	345,671	755	48.65
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.000 to 5.499	7	$ 3,179,682	9.43%	$454,240	752	62.20%
5.500 to 5.999	84	30,528,467	90.57	363,434	763	47.26
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Original Loan-to-Value of the Group I Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	31	$11,836,522	35.11%	$381,823	775	34.82%
50.01 to 55.00	5	1,883,126	5.59	376,625	739	42.26
55.01 to 60.00	12	3,828,840	11.36	319,070	781	46.90
60.01 to 65.00	11	4,189,208	12.43	380,837	713	52.90
65.01 to 70.00	10	3,907,333	11.59	390,733	766	57.95
70.01 to 75.00	10	3,929,251	11.66	392,925	772	62.04
75.01 to 80.00	10	3,517,354	10.43	351,735	749	66.54
80.01 to 85.00	1	279,922	0.83	279,922	785	62.00
85.01 to 90.00	1	336,593	1.00	336,593	785	77.00
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Group I Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	49	$17,426,537	51.70%	$355,644	773
50.01 to 55.00	8	3,207,679	9.52	400,960	712
55.01 to 60.00	13	5,390,628	15.99	414,664	757
60.01 to 65.00	13	4,990,319	14.80	383,871	772
65.01 to 70.00	7	2,356,392	6.99	336,627	738
75.01 to 80.00	1	336,593	1.00	336,593	785
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

Geographical Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	42	$15,191,094	45.07%	$361,693	763	44.80%
Georgia	7	2,790,829	8.28	398,690	780	59.90
Texas	7	2,393,468	7.10	341,924	767	59.99
Florida	5	1,840,650	5.46	368,130	728	47.57
New York	3	1,343,854	3.99	447,951	804	44.48
New Jersey	3	1,328,809	3.94	442,936	751	55.02
Virginia	4	1,127,729	3.35	281,932	780	41.16
Tennessee	3	1,023,713	3.04	341,238	681	54.42
Arizona	3	940,578	2.79	313,526	762	47.08
Pennsylvania	2	891,567	2.64	445,784	748	54.50
Other	12	4,835,858	14.35	402,988	767	48.32
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	8	$3,048,493	9.04%	$381,062	730	57.30%
Rate/Term Refinance	66	23,916,434	70.95	362,370	765	48.54
Equity Refinance	17	6,743,221	20.00	396,660	766	45.23
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	87	$31,767,479	94.24%	$365,143	762	48.87%
Second/Vacation	4	1,940,670	5.76	485,167	763	45.37
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	73	$26,607,378	78.93%	$364,485	759	48.54%
Planned Unit Development (Detached)	18	7,100,771	21.07	394,487	772	49.13
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	17	$6,253,561	18.55%	$367,857	742	49.41%
37 to 48	74	27,454,587	81.45	371,008	767	48.50
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Mortgage Loan Documentation Types of the Group I Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	80	$30,584,382	90.73%	$382,305	761	48.77%
Reduced Documentation	11	3,123,767	9.27	283,979	771	47.70
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	59	$22,129,780	65.65%	$375,081	760	49.79%
Sixty months	32	11,578,368	34.35	361,824	766	46.52
Total:	**91**	**$33,708,148**	**100.00%**	**$370,419**	**762**	**48.67%**

RAMP Series 2005-SL1 – Collateral Characteristics - Loan Group II

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	4	$159,302	0.63%	$39,825	55.80%
500 to 519	3	213,761	0.85	71,254	54.26
520 to 539	6	292,953	1.16	48,825	50.99
540 to 559	4	271,802	1.08	67,951	51.71
560 to 579	4	451,781	1.79	112,945	52.47
580 to 599	1	59,087	0.23	59,087	51.00
600 to 619	5	1,101,974	4.37	220,395	47.09
620 to 639	4	188,467	0.75	47,117	60.19
640 to 659	3	733,983	2.91	244,661	59.51
660 to 679	9	951,418	3.78	105,713	50.63
680 to 699	5	2,058,431	8.17	411,686	38.03
700 to 719	5	1,388,497	5.51	277,699	46.34
720 to 739	12	3,484,134	13.83	290,344	53.32
740 to 759	13	3,837,893	15.23	295,223	45.65
760 or greater	38	9,662,343	38.34	254,272	51.11
Subtotal with Credit Scores	**116**	**$24,855,824**	**98.63%**	**$214,274**	**49.43%**
Not Available	3	344,908	1.37	114,969	54.98
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**49.51%**

(1) The Group 2 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	41	$1,619,723	6.43%	$39,505	646	51.10%
100,001 to 200,000	16	1,412,809	5.61	88,301	634	48.12
200,001 to 300,000	6	979,324	3.89	163,221	745	49.23
300,001 to 400,000	24	7,281,923	28.90	303,413	752	49.29
400,001 to 500,000	18	6,507,293	25.82	361,516	728	53.65
500,001 to 600,000	8	3,620,827	14.37	452,603	766	48.79
600,001 to 700,000	4	2,214,831	8.79	553,708	703	55.35
800,001 to 900,000	1	709,657	2.82	709,657	682	15.00
900,001 to 1,000,000	1	854,345	3.39	854,345	754	36.00
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Mortgage Rates of the Group II Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	15	$5,117,078	20.31%	$341,139	740	47.26%
6.500 to 6.999	45	14,610,722	57.98	324,683	735	50.94
7.000 to 7.499	19	3,081,823	12.23	162,201	720	45.34
7.500 to 7.999	37	2,239,909	8.89	60,538	674	49.83
8.000 to 8.499	3	151,201	0.60	50,400	539	68.11
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	53	$ 17,770,762	70.52%	$335,297	735	49.64%
6.500 to 6.999	22	4,576,179	18.16	208,008	735	49.35
7.000 to 7.499	44	2,853,791	11.32	64,859	671	48.95
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Original Loan-to-Value of the Group II Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	19	$5,688,315	22.57%	$299,385	728	34.14%
50.01 to 55.00	8	2,998,342	11.90	374,793	763	44.91
55.01 to 60.00	16	3,404,588	13.51	212,787	724	47.22
60.01 to 65.00	7	2,363,774	9.38	337,682	725	54.16
65.01 to 70.00	16	3,110,732	12.34	194,421	741	51.52
70.01 to 75.00	21	3,327,853	13.21	158,469	714	59.25
75.01 to 80.00	26	4,014,971	15.93	154,422	716	63.56
80.01 to 85.00	3	210,817	0.84	70,272	629	58.03
85.01 to 90.00	2	55,910	0.22	27,955	550	56.15
90.01 to 95.00	1	25,430	0.10	25,430	528	80.00
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Group II Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	64	$12,857,802	51.02%	$200,903	733
50.01 to 55.00	22	4,189,255	16.62	190,421	721
55.01 to 60.00	13	3,373,113	13.38	259,470	710
60.01 to 65.00	6	2,315,556	9.19	385,926	735
65.01 to 70.00	10	2,243,074	8.90	224,307	740
70.01 to 75.00	3	196,503	0.78	65,501	639
75.01 to 80.00	1	25,430	0.10	25,430	528
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**

(2) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

Geographical Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	20	$5,980,452	23.73%	$299,023	736	42.36%
Texas	19	3,180,497	12.62	167,395	732	53.67
Georgia	6	2,780,982	11.04	463,497	706	48.61
Tennessee	6	1,306,430	5.18	217,738	731	59.11
North Carolina	7	1,260,558	5.00	180,080	683	53.49
New York	9	1,255,340	4.98	139,482	707	43.38
Maryland	6	1,248,175	4.95	208,029	730	49.20
Connecticut	2	775,302	3.08	387,651	772	41.39
Florida	5	736,668	2.92	147,334	742	48.46
Massachusetts	2	541,714	2.15	270,857	778	48.12
Other	37	6,134,614	24.34	165,800	727	54.47
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	24	$3,010,146	11.94%	$125,423	721	54.29%
Rate/Term Refinance	60	15,374,160	61.01	256,236	737	49.14
Equity Refinance	35	6,816,425	27.05	194,755	711	48.23
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	104	$24,028,358	95.35%	$231,042	727	49.47%
Second/Vacation	6	884,708	3.51	147,451	757	52.38
Non-Owner Occupied	9	287,667	1.14	31,963	674	43.68
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	86	$18,688,753	74.16%	$217,311	727	49.01%
Townhouse	1	44,506	0.18	44,506	733	38.00
Condo Low-Rise(Less than 5 stories)	7	402,156	1.60	57,451	696	36.43
Manufactured Home	2	70,515	0.28	35,257	774	41.14
Planned Unit Development (Detached)	18	5,139,776	20.40	285,543	730	51.48
Single Family Dwelling(Two-to-Four Units)	4	291,984	1.16	72,996	712	39.05
Leasehold Property	1	563,043	2.23	563,043	763	65.00
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	14	$4,390,207	17.42%	$313,586	731	50.37%
37 to 48	49	16,824,127	66.76	343,350	740	49.81
73 to 84	32	2,539,440	10.08	79,357	674	50.97
85 to 96	20	1,249,438	4.96	62,472	667	44.00
109 to 120	2	143,170	0.57	71,585	679	20.95
133 to 144	2	54,351	0.22	27,175	746	20.79
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Mortgage Loan Documentation Types of the Group II Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	88	$20,029,418	79.48%	$227,607	732	50.08%
Reduced Documentation	31	5,171,314	20.52	166,817	710	47.31
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	117	$24,624,107	97.71%	$210,462	729	49.77%
Sixty months	2	576,625	2.29	288,313	688	38.49
Total:	**119**	**$25,200,732**	**100.00%**	**$211,771**	**728**	**49.51%**

RAMP Series 2005-SL1 – Collateral Characteristics - Loan Group III

Credit Score Distribution of the Group III Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	80	$3,241,112	8.90%	$40,514.00	64.97%
500 to 519	62	2,861,820	7.86	46,158	61.71
520 to 539	45	1,863,620	5.12	41,414	65.24
540 to 559	54	2,243,456	6.16	41,545	61.59
560 to 579	71	3,263,913	8.97	45,971	62.55
580 to 599	59	2,527,846	6.94	42,845	63.40
600 to 619	75	3,284,925	9.02	43,799	63.88
620 to 639	57	2,835,338	7.79	49,743	59.86
640 to 659	62	2,735,199	7.51	44,116	62.10
660 to 679	58	2,461,885	6.76	42,446	57.89
680 to 699	45	1,801,920	4.95	40,043	58.86
700 to 719	56	2,704,017	7.43	48,286	62.71
720 to 739	22	726,962	2.00	33,044	53.66
740 to 759	24	928,337	2.55	38,681	61.50
760 or greater	56	1,775,635	4.88	31,708	42.37
Subtotal with Credit Scores	**826**	**$35,255,986**	**96.86%**	**$42,683**	**60.99%**
Not Available	31	1,142,936	3.14	36,869	53.72
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**60.76%**

(1) The Group 3 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group III Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	795	$29,183,516	80.18%	$36,709	611	59.97%
100,001 to 200,000	53	5,319,684	14.61	100,371	608	66.30
200,001 to 300,000	6	1,102,345	3.03	183,724	630	59.31
300,001 to 400,000	2	424,535	1.17	212,267	683	48.73
400,001 to 500,000	1	368,842	1.01	368,842	576	62.00
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Mortgage Rates of the Group III Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.999	14	$550,080	1.51%	$39,291	578	35.29%
8.000 to 8.499	59	2,439,303	6.70	41,344	628	50.39
8.500 to 8.999	165	7,627,361	20.95	46,226	621	55.69
9.000 to 9.499	120	5,733,502	15.75	47,779	626	61.27
9.500 to 9.999	183	8,265,825	22.71	45,168	608	64.09
10.000 to 10.499	70	3,037,767	8.35	43,397	589	66.91
10.500 to 10.999	88	3,640,520	10.00	41,370	609	65.12
11.000 to 11.499	52	1,912,978	5.26	36,788	600	65.55
11.500 to 11.999	46	1,483,325	4.08	32,246	601	62.87
12.000 to 12.499	20	651,694	1.79	32,585	578	63.63
12.500 to 12.999	12	389,637	1.07	32,470	614	61.61
13.000 to 13.499	12	326,590	0.90	27,216	581	65.48
13.500 to 13.999	9	209,925	0.58	23,325	568	52.34
14.500 to 14.999	4	68,198	0.19	17,049	573	56.35
15.000 to 15.499	1	33,557	0.09	33,557	558	53.00
15.500 to 15.999	2	28,659	0.08	14,329	642	39.08
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Net Mortgage Rates of the Group III Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.999	77	$3,177,939	8.73%	$41,272	628	49.25%
8.000 to 8.499	176	8,142,131	22.37	46,262	627	56.80
8.500 to 8.999	142	6,616,483	18.18	46,595	608	59.19
9.000 to 9.499	150	6,724,122	18.47	44,827	612	64.95
9.500 to 9.999	87	3,954,481	10.86	45,454	596	67.03
10.000 to 10.499	77	3,219,162	8.84	41,807	604	66.02
10.500 to 10.999	53	1,684,605	4.63	31,785	609	64.00
11.000 to 11.499	41	1,410,842	3.88	34,411	597	64.41
11.500 to 11.999	15	455,581	1.25	30,372	579	61.43
12.000 to 12.499	14	427,762	1.18	30,554	607	61.21
12.500 to 12.999	11	280,409	0.77	25,492	564	62.79
13.000 to 13.499	7	174,991	0.48	24,999	577	54.24
14.000 to 14.499	4	68,198	0.19	17,049	573	56.35
14.500 to 14.999	1	33,557	0.09	33,557	558	53.00
15.000 to 15.499	2	28,659	0.08	14,329	642	39.08
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Original Loan-to-Value of the Group III Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	79	$1,974,885	5.43%	$24,999	633	28.05%
50.01 to 55.00	28	838,824	2.30	29,958	654	36.95
55.01 to 60.00	41	1,302,880	3.58	31,778	607	43.44
60.01 to 65.00	42	1,431,258	3.93	34,078	608	49.33
65.01 to 70.00	91	3,862,083	10.61	42,440	633	52.07
70.01 to 75.00	117	5,141,511	14.13	43,945	625	58.54
75.01 to 80.00	264	12,102,404	33.25	45,842	605	64.82
80.01 to 85.00	99	4,836,524	13.29	48,854	598	71.10
85.01 to 90.00	88	4,428,064	12.17	50,319	592	73.76
90.01 to 95.00	4	262,517	0.72	65,629	617	84.52
95.01 to 100.00	1	19,374	0.05	19,374	N/A	55.00
100.01 to 110.00	3	198,598	0.55	66,199	696	89.67
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

(2)) The Group 3 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Current Loan-to-Value Ratios of the Group III Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	294	$8,228,571	22.61%	$27,988	639
50.01 to 55.00	103	4,259,023	11.70	41,350	632
55.01 to 60.00	115	4,999,369	13.73	43,473	607
60.01 to 65.00	72	3,174,845	8.72	44,095	595
65.01 to 70.00	70	3,541,154	9.73	50,588	624
70.01 to 75.00	85	4,626,246	12.71	54,426	575
75.01 to 80.00	70	4,344,675	11.94	62,067	597
80.01 to 85.00	32	2,164,722	5.95	67,648	587
85.01 to 90.00	14	914,666	2.51	65,333	608
90.01 to 95.00	2	145,650	0.40	72,825	729
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**

(3) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

Geographical Distributions of Mortgaged Properties of the Group III Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Florida	80	$3,374,302	9.27%	$42,179	620	58.48%
North Carolina	62	2,879,000	7.91	46,435	577	68.10
Georgia	49	2,383,021	6.55	48,633	602	61.95
Michigan	56	2,252,428	6.19	40,222	620	60.89
Texas	69	2,220,165	6.10	32,176	615	54.40
Ohio	44	2,093,813	5.75	47,587	610	66.25
Tennessee	47	1,979,397	5.44	42,115	617	63.57
South Carolina	46	1,707,275	4.69	37,115	589	63.01
New York	31	1,481,591	4.07	47,793	654	52.51
Washington	20	1,398,113	3.84	69,906	628	58.48
Other	353	14,629,816	40.19	41,444	612	60.22
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Group III Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	111	$5,014,402	13.78%	$45,175	598	64.87%
Rate/Term Refinance	133	6,246,074	17.16	46,963	615	57.59
Equity Refinance	613	25,138,445	69.06	41,009	613	60.73
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Occupancy Type of the Group III Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	740	$32,146,225	88.32%	$43,441	609	61.69%
Second/Vacation	20	943,797	2.59	47,190	632	47.58
Non-Owner Occupied	97	3,308,900	9.09	34,112	628	55.47
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Mortgaged Property Types of the Group III Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	693	$29,432,824	80.86%	$42,472	612	60.61%
Townhouse	13	530,166	1.46	40,782	569	67.03
Condo Low-Rise (Less than 5 stories)	22	926,315	2.54	42,105	671	52.40
Condo Mid-Rise (5 to 8 stories)	3	70,601	0.19	23,534	578	65.64
Manufactured Home	84	3,418,907	9.39	40,701	593	66.54
Planned Unit Development (Detached)	7	478,490	1.31	68,356	599	62.42
Planned Unit Development (Attached)	7	208,243	0.57	29,749	566	46.93
Single Family Dwelling (Two-to-Four Units)	28	1,333,375	3.66	47,621	644	53.85
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Seasoning of the Group III Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
37 to 48	2	$80,517	0.22%	$40,259	712	79.62%
49 to 60	3	504,892	1.39	168,297	601	69.29
61 to 72	1	63,390	0.17	63,390	515	75.00
73 to 84	570	24,082,220	66.16	42,250	611	62.46
85 to 96	246	10,132,037	27.84	41,187	612	58.82
97 to 108	29	1,009,564	2.77	34,813	588	44.78
109 to 120	4	307,134	0.84	76,784	707	28.41
121 to 132	1	27,733	0.08	27,733	565	28.00
145 or greater	1	191,434	0.53	191,434	649	56.00
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Mortgage Loan Documentation Types of the Group III Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	748	$31,461,167	86.43%	$42,060	610	62.81%
Reduced Documentation	109	4,937,755	13.57	45,301	620	47.74
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

Prepayment Penalty Terms of the Group III Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	857	$36,398,922	100.00%	$42,472	612	60.76%
Total:	**857**	**$36,398,922**	**100.00%**	**$42,472**	**612**	**60.76%**

RAMP Series 2005-SL1 – Collateral Characteristics - Loan Group IV

Credit Score Distribution of the Group IV Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	1	$312,703	0.46%	$312,703	55.00%
520 to 539	3	1,027,347	1.50	342,449	72.34
540 to 559	2	888,868	1.30	444,434	59.66
560 to 579	1	353,597	0.52	353,597	77.00
580 to 599	1	297,610	0.44	297,610	73.00
600 to 619	2	842,614	1.23	421,307	66.07
620 to 639	4	1,148,632	1.68	287,158	75.45
640 to 659	14	5,229,084	7.66	373,506	65.80
660 to 679	5	2,230,593	3.27	446,119	55.52
680 to 699	9	4,360,651	6.39	484,517	66.99
700 to 719	10	4,526,702	6.63	452,670	66.43
720 to 739	10	4,086,520	5.99	408,652	61.85
740 to 759	18	7,638,809	11.19	424,378	63.39
760 or more	79	34,392,685	50.38	435,350	60.76
Subtotal with Credit Scores	**159**	**$67,336,415**	**98.64%**	**$423,499**	**62.72%**
Not Available	3	928,581	1.36	309,527	54.00%
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**62.60%**

(1) The Group 4 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group IV Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	1	$58,730	0.09%	$58,730	521	70.00%
100,001 to 200,000	3	341,236	0.50	113,745	637	72.87
200,001 to 300,000	2	542,756	0.80	271,378	646	62.89
300,001 to 400,000	68	23,816,635	34.89	350,245	739	64.35
400,001 to 500,000	50	20,868,567	30.57	417,371	745	64.69
500,001 to 600,000	22	11,575,349	16.96	526,152	737	61.31
600,001 to 700,000	9	5,158,126	7.56	573,125	719	47.10
800,001 to 900,000	4	3,272,374	4.79	818,093	750	63.34
900,001 to 1,000,000	3	2,631,223	3.85	877,074	771	63.79
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Mortgage Rates of the Group IV Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	10	$3,935,458	5.76%	$393,546	734	69.02%
6.500 to 6.999	138	59,772,797	87.56	433,136	737	62.35
7.000 to 7.499	14	4,556,741	6.68	325,481	770	60.30
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Net Mortgage Rates of the Group IV Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	6	$2,322,042	3.40%	$387,007	724	65.62%
6.000 to 6.499	156	65,942,954	96.60	422,711	740	62.49
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Original Loan-to-Value of the Group IV Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	21	$9,805,455	14.36%	$466,926	767	38.71%
50.01 to 55.00	5	1,545,127	2.26	309,025	768	45.03
55.01 to 60.00	16	6,612,481	9.69	413,280	734	55.53
60.01 to 65.00	20	9,030,802	13.23	451,540	727	59.60
65.01 to 70.00	28	13,107,660	19.20	468,131	739	64.65
70.01 to 75.00	27	11,373,701	16.66	421,248	743	69.92
75.01 to 80.00	42	15,908,389	23.30	378,771	727	75.66
80.01 to 85.00	1	387,916	0.57	387,916	748	80.00
85.01 to 90.00	1	393,313	0.58	393,313	782	83.00
90.01 to 95.00	1	100,153	0.15	100,153	N/A	88.00
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

(2) The Group 3 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Current Loan-to-Value Ratios of the Group IV Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	25	$11,045,109	16.18%	$441,804	766
50.01 to 55.00	11	5,155,440	7.55	468,676	753
55.01 to 60.00	24	10,032,376	14.70	418,016	717
60.01 to 65.00	18	6,877,768	10.08	382,098	752
65.01 to 70.00	31	14,869,606	21.78	479,665	738
70.01 to 75.00	24	9,266,215	13.57	386,092	742
75.01 to 80.00	27	10,525,015	15.42	389,815	717
80.01 to 85.00	1	393,313	0.58	393,313	782
85.01 to 90.00	1	100,153	0.15	100,153	N/A
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

(2) The Group 3 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Geographical Distributions of Mortgaged Properties of the Group IV Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	71	$28,618,953	41.92%	$403,084	747	58.58%
Texas	19	9,811,786	14.37	516,410	718	66.35
Washington	12	5,564,072	8.15	463,673	753	59.22
Florida	6	2,755,347	4.04	459,225	775	51.90
Colorado	5	2,443,751	3.58	488,750	735	65.32
North Carolina	6	1,826,726	2.68	304,454	690	71.47
Virginia	4	1,639,179	2.40	409,795	785	74.05
Louisiana	3	1,442,341	2.11	480,780	646	57.69
Georgia	4	1,302,233	1.91	325,558	778	67.95
Minnesota	3	1,170,334	1.71	390,111	756	72.04
Other	29	11,690,274	17.12	403,113	733	68.93
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Group IV Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	32	$14,467,826	21.19%	$452,120	738	68.07%
Rate/Term Refinance	94	39,823,125	58.34	423,650	746	61.81
Equity Refinance	36	13,974,045	20.47	388,168	722	59.18
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Occupancy Type of the Group IV Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	161	$67,812,589	99.34%	$421,196	740	62.62%
Second/Vacation	1	452,408	0.66	452,408	647	60.00
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Mortgaged Property Types of the Group IV Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	124	$51,781,011	75.85%	$ 417,589	736	61.69%
Condo Low-Rise(Less than 5 stories)	3	962,148	1.41	320,716	789	44.11
Planned Unit Development (Detached)	35	15,521,837	22.74	443,481	748	66.77
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Seasoning of the Group IV Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
37 to 48	158	$67,413,589	98.75%	$426,668	742	62.62%
73 to 84	4	851,408	1.25	212,852	570	60.61
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Mortgage Loan Documentation Types of the Group IV Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	138	$57,267,279	83.89%	$414,980	737	63.93%
Reduced Documentation	24	10,997,717	16.11	458,238	750	55.69
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

Prepayment Penalty Terms of the Group IV Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	99	$39,936,957	58.50%	$403,404	723	64.41%
Sixty Months	63	28,328,039	41.50	449,651	762	60.05
Total:	**162**	**$68,264,996**	**100.00%**	**$421,389**	**739**	**62.60%**

RAMP Series 2005-SL1 – Collateral Characteristics - Loan Group V

Credit Score Distribution of the Group V Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	14	$2,032,525	3.24%	$145,180	69.50%
500 to 519	11	1,687,457	2.69	153,405	71.73
520 to 539	14	1,673,216	2.67	119,515	71.96
540 to 559	16	2,754,964	4.39	172,185	75.16
560 to 579	15	2,335,998	3.72	155,733	76.38
580 to 599	10	2,191,075	3.49	219,108	70.86
600 to 619	14	3,309,379	5.28	236,384	70.06
620 to 639	10	1,452,310	2.32	145,231	70.25
640 to 659	12	3,504,700	5.59	292,058	67.05
660 to 679	18	6,331,256	10.09	351,736	68.43
680 to 699	15	4,177,798	6.66	278,520	67.32
700 to 719	21	6,564,226	10.47	312,582	68.93
720 to 739	21	5,995,481	9.56	285,499	58.30
740 to 759	9	2,790,404	4.45	310,045	69.99
760 or Greater	44	14,912,122	23.77	338,912	63.47
Subtotal with Credit Scores	**244**	**$61,712,911**	**98.39%**	**$252,922**	**67.26%**
Not Available	8	1,010,680	1.61	126,335	71.08
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**67.32%**

(1) The Group 5 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group V Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	65	$4,359,682	6.95%	$67,072	617	72.01%
100,001 to 200,000	65	8,242,245	13.14	126,804	604	72.46
200,001 to 300,000	14	3,168,377	5.05	226,313	612	63.56
300,001 to 400,000	42	14,624,888	23.32	348,212	721	64.29
400,001 to 500,000	36	14,994,266	23.91	416,507	700	65.20
500,001 to 600,000	16	8,183,697	13.05	511,481	696	68.92
600,001 to 700,000	11	6,704,127	10.69	609,466	675	70.27
700,001 to 800,000	1	730,645	1.16	730,645	770	77.00
800,001 to 900,000	1	792,661	1.26	792,661	682	63.00
900,001 to 1,000,000	1	923,003	1.47	923,003	776	55.00
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Mortgage Rates of the Group V Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	40	$17,146,011	27.34%	$428,650	736	65.67%
7.000 to 7.499	68	21,180,838	33.77	311,483	686	65.72
7.500 to 7.999	136	23,639,299	37.69	173,818	638	69.86
8.000 to 8.499	8	757,444	1.21	94,680	671	69.82
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Net Mortgage Rates of the Group V Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	89	$33,831,770	53.94%	$380,132	712	66.08%
7.000 to 7.499	163	28,891,821	46.06	177,250	645	68.77
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Original Loan-to-Value of the Group V Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	16	$4,388,661	7.00%	$274,291	710	35.61%
50.01 to 55.00	5	1,823,696	2.91	364,739	749	50.28
55.01 to 60.00	7	3,234,129	5.16	462,018	732	55.96
60.01 to 65.00	17	5,815,593	9.27	342,094	695	60.26
65.01 to 70.00	34	10,358,107	16.51	304,650	701	64.29
70.01 to 75.00	35	9,262,926	14.77	264,655	698	69.90
75.01 to 80.00	106	24,156,846	38.51	227,895	657	75.57
80.01 to 85.00	10	1,358,652	2.17	135,865	618	78.56
85.01 to 90.00	11	1,082,711	1.73	98,428	592	81.98
90.01 to 95.00	11	1,242,271	1.98	112,934	598	87.46
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Group V Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	22	$ 5,619,538	8.96%	$255,434	712
50.01 to 55.00	8	2,988,097	4.76	373,512	738
55.01 to 60.00	18	5,383,671	8.58	299,093	738
60.01 to 65.00	32	9,279,851	14.79	289,995	683
65.01 to 70.00	26	7,360,483	11.73	283,095	684
70.01 to 75.00	62	12,476,801	19.89	201,239	663
75.01 to 80.00	62	17,383,865	27.72	280,385	667
80.01 to 85.00	11	1,026,377	1.64	93,307	575
85.01 to 90.00	9	1,019,314	1.63	113,257	579
90.01 to 95.00	2	185,594	0.30	92,797	631
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**

(4) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

Geographical Distributions of Mortgaged Properties of the Group V Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	44	$15,594,104	24.86%	$354,411	712	65.51%
Texas	40	9,167,262	14.62	229,182	662	67.90
New York	15	4,712,073	7.51	314,138	718	62.73
Georgia	16	3,868,616	6.17	241,788	690	69.32
Florida	21	3,108,475	4.96	148,023	639	71.52
Virginia	10	2,786,398	4.44	278,640	686	61.76
Utah	6	1,915,141	3.05	319,190	687	69.99
Arizona	8	1,882,126	3.00	235,266	629	74.14
North Carolina	7	1,776,471	2.83	253,782	656	65.45
Washington	7	1,383,708	2.21	197,673	652	66.40
Other	78	16,529,217	26.35	211,913	666	68.89
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Group V Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	81	$18,730,615	29.86%	$231,242	675	69.26%
Rate/Term Refinance	93	27,181,326	43.34	292,272	689	67.05
Equity Refinance	78	16,811,650	26.80	215,534	676	65.60
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Occupancy Type of the Group V Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	237	$60,984,970	97.23%	$257,321	681	67.34%
Second/Vacation	5	951,423	1.52	190,285	757	57.98
Non-Owner Occupied	10	787,198	1.26	78,720	627	77.23
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Mortgaged Property Types of the Group V Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	184	$46,098,028	73.49%	$250,533	682	67.56%
Townhouse	1	585,659	0.93	585,659	738	72.00
Condo Low-Rise(Less than 5 stories)	15	1,686,257	2.69	112,417	680	71.20
Condo High-Rise (9 stories or more)	1	61,265	0.10	61,265	774	50.00
Manufactured Home	1	91,394	0.15	91,394	589	74.00
Planned Unit Development (Detached)	38	11,607,444	18.51	305,459	665	65.75
Planned Unit Development (Attached)	3	1,058,914	1.69	352,971	764	67.81
Single Family Dwelling(Two-to-Four Units)	9	1,534,630	2.45	170,514	688	65.95
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Seasoning of the Group V Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	1	$182,733	0.29%	$182,733	687	77.00%
37 to 48	143	47,097,692	75.09	329,354	696	67.24
49 to 60	6	1,716,960	2.74	286,160	682	73.56
61 to 72	2	1,006,064	1.60	503,032	564	75.16
73 to 84	52	6,410,366	10.22	123,276	627	69.23
85 to 96	29	2,963,728	4.73	102,198	637	70.79
97 to 108	5	650,021	1.04	130,004	623	64.59
109 to 120	2	583,511	0.93	291,755	693	68.04
121 to 132	3	426,355	0.68	142,118	701	60.03
133 to 144	9	1,686,160	2.69	187,351	617	46.84
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Mortgage Loan Documentation Types of the Group V Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	152	$41,526,481	66.21%	$273,201	694	69.19%
Reduced Documentation	100	21,197,111	33.79	211,971	657	63.66
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

Prepayment Penalty Terms of the Group V Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
none	237	$56,399,132	89.92%	$237,971	675	67.88%
Sixty months	15	6,324,459	10.08	421,631	737	62.31
Total:	**252**	**$62,723,591**	**100.00%**	**$248,903**	**681**	**67.32%**

RAMP Series 2005-SL1 – Collateral Characteristics - Loan Group VI

Credit Score Distribution of the Group VI Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	18	$1,463,180	4.69%	$81,288	80.16%
500 to 519	17	1,812,661	5.81	106,627	71.23
520 to 539	26	2,869,988	9.21	110,384	66.33
540 to 559	25	2,435,973	7.81	97,439	73.58
560 to 579	24	2,436,031	7.81	101,501	69.25
580 to 599	14	1,630,062	5.23	116,433	72.54
600 to 619	15	1,181,900	3.79	78,793	73.36
620 to 639	14	1,614,598	5.18	115,328	74.52
640 to 659	14	2,661,747	8.54	190,125	67.53
660 to 679	12	2,256,632	7.24	188,053	73.69
680 to 699	18	2,465,845	7.91	136,991	68.72
700 to 719	12	1,257,929	4.04	104,827	64.78
720 to 739	10	925,362	2.97	92,536	63.74
740 to 759	9	689,494	2.21	76,610	70.13
760 or greater	27	3,966,570	12.72	146,910	64.18
Subtotal with Credit Scores	**255**	**$29,667,973**	**95.17%**	**$ 116,345**	**69.73%**
Not Available	16	1,506,080	4.83	94,130	67.94
Total:	**271**	**$31,174,053**	**100.00%**	**$ 115,033**	**69.65%**

(1) The Group 6 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group VI Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	157	$9,217,009	29.57%	$58,707	618	67.60%
100,001 to 200,000	82	10,189,321	32.69	124,260	597	72.94
200,001 to 300,000	10	2,184,045	7.01	218,405	643	74.27
300,001 to 400,000	9	3,066,864	9.84	340,763	642	68.67
400,001 to 500,000	4	1,755,638	5.63	438,910	635	68.07
500,001 to 600,000	6	2,911,358	9.34	485,226	693	65.98
600,001 to 700,000	3	1,849,819	5.93	616,606	702	65.11
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Mortgage Rates of the Group VI6 Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.999	61	$9,336,732	29.95%	$153,061	634	68.08%
8.000 to 8.499	192	20,451,524	65.60	106,518	626	70.34
8.500 to 8.999	15	1,175,274	3.77	78,352	654	70.38
9.000 to 9.499	3	210,523	0.68	70,174	600	67.39
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Net Mortgage Rates of the Group VI Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.999	271	$31,174,053	100.00%	$115,033	629	69.65%
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Original Loan-to-Value of the Group VI Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	14	$883,345	2.83%	$63,096	638	36.86%
50.01 to 55.00	13	1,929,728	6.19	148,441	716	49.39
55.01 to 60.00	8	894,163	2.87	111,770	607	51.38
60.01 to 65.00	11	968,440	3.11	88,040	580	56.47
65.01 to 70.00	29	3,550,291	11.39	122,424	719	61.53
70.01 to 75.00	35	5,191,417	16.65	148,326	603	68.51
75.01 to 80.00	93	11,791,807	37.83	126,794	617	73.38
80.01 to 85.00	18	1,504,420	4.83	83,579	588	78.27
85.01 to 90.00	36	3,110,872	9.98	86,413	625	84.42
90.01 to 95.00	12	1,123,488	3.60	93,624	552	89.20
100.01 to 110.00	2	226,082	0.73	113,041	748	100.14
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Group VI Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	33	$2,825,249	9.06%	$85,614	672
50.01 to 55.00	13	1,445,303	4.64	111,177	662
55.01 to 60.00	15	1,724,452	5.53	114,963	644
60.01 to 65.00	24	2,768,160	8.88	115,340	682
65.01 to 70.00	36	5,346,250	17.15	148,507	634
70.01 to 75.00	66	7,982,535	25.61	120,948	601
75.01 to 80.00	34	4,436,127	14.23	130,474	622
80.01 to 85.00	24	1,900,548	6.10	79,190	583
85.01 to 90.00	19	2,009,858	6.45	105,782	627
90.01 to 95.00	5	509,490	1.63	101,898	543
95.01 to 100.00	1	129,223	0.41	129,223	767
100.01 to 105.00	1	96,858	0.31	96,858	722
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**

(5) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

Geographical Distributions of Mortgaged Properties of the Group VI Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Texas	45	$6,346,393	20.36%	$141,031	634	71.52%
California	22	3,532,791	11.33	160,581	626	68.10
New York	17	2,552,661	8.19	150,157	615	64.28
Florida	22	1,850,611	5.94	84,119	592	72.81
Georgia	17	1,545,875	4.96	90,934	623	69.91
Washington	5	1,305,137	4.19	261,027	777	59.88
Michigan	15	1,289,003	4.13	85,934	556	66.73
Colorado	8	1,118,844	3.59	139,856	593	73.98
Ohio	14	1,074,136	3.45	76,724	612	74.51
Arizona	10	1,063,464	3.41	106,346	651	78.68
Other	96	9,495,138	30.46	98,908	633	69.42
Total:	**271**	**$ 31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Group VI Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	141	$15,556,031	49.90%	$110,326	631	72.02%
Rate/Term Refinance	36	3,936,193	12.63	109,339	666	66.69
Equity Refinance	94	11,681,829	37.47	124,275	614	67.48
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Occupancy Type of the Group VI Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	207	$26,923,872	86.37%	$130,067	626	69.37%
Second/Vacation	10	1,010,302	3.24	101,030	671	68.19
Non-Owner Occupied	54	3,239,879	10.39	59,998	650	72.37
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Mortgaged Property Types of the Group VI Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	190	$20,710,987	66.44%	$109,005	627	69.69%
Townhouse	8	$589,189	1.89	$73,649	622	74.78
Condo Low-Rise(Less than 5 stories)	17	$1,065,628	3.42	$62,684	616	71.41
Condo High-Rise (9 stories or more)	2	200,932	0.64	100,466	503	73.53
Cooperative Units	2	114,081	0.37	57,041	741	60.09
Manufactured Home	5	599,025	1.92	119,805	634	63.14
Planned Unit Development (Detached)	30	5,752,852	18.45	191,762	644	68.98
Planned Unit Development (Attached)	1	57,415	0.18	57,415	711	69.00
Single Family Dwelling(Two-to-Four Units)	15	2,022,919	6.49	134,861	622	70.47
Leasehold Property	1	61,024	0.20	61,024	518	78.00
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Seasoning of the Group VI Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	1	$615,504	1.97%	$615,504	796	48.00%
37 to 48	54	8,129,760	26.08	150,551	637	75.61
49 to 60	17	2,076,939	6.66	122,173	658	72.14
61 to 72	16	1,656,175	5.31	103,511	646	68.81
73 to 84	55	4,842,178	15.53	88,040	610	68.93
85 to 96	107	11,038,743	35.41	103,166	612	67.52
97 to 108	12	1,651,153	5.30	137,596	630	69.01
109 to 120	7	930,507	2.98	132,930	596	60.15
121 to 132	1	198,324	0.64	198,324	800	64.00
133 to 144	1	34,770	0.11	34,770	762	41.00
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Mortgage Loan Documentation Types of the Group VI Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	154	$16,503,756	52.94%	$107,167	618	73.79%
Reduced Documentation	117	14,670,298	47.06	125,387	641	64.98
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

Prepayment Penalty Terms of the Group VI Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	270	$30,720,009	98.54%	$113,778	627	69.67%
Sixty months	1	454,044	1.46	454,044	786	68.00
Total:	**271**	**$31,174,053**	**100.00%**	**$115,033**	**629**	**69.65%**

RAMP Series 2005-SL1 – Collateral Characteristics - Loan Group VII

Credit Score Distribution of the Group VII Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	158	$10,658,730	9.43%	$67,460	77.34%
500 to 519	92	7,746,585	6.85	84,202	76.89
520 to 539	107	8,233,857	7.28	76,952	76.52
540 to 559	118	9,583,137	8.47	81,213	77.35
560 to 579	125	9,755,563	8.63	78,045	71.57
580 to 599	102	7,552,136	6.68	74,041	74.74
600 to 619	96	7,301,591	6.46	76,058	78.86
620 to 639	104	8,381,913	7.41	80,595	79.19
640 to 659	86	6,150,090	5.44	71,513	79.82
660 to 679	87	7,216,045	6.38	82,943	76.61
680 to 699	83	6,167,106	5.45	74,302	79.06
700 to 719	66	4,161,668	3.68	63,056	80.27
720 to 739	66	4,805,419	4.25	72,809	82.22
740 to 759	39	3,237,237	2.86	83,006	81.27
760 or greater	103	7,156,850	6.33	69,484	76.65
Subtotal:	**1,432**	**$108,107,927**	**95.61%**	**$ 75,494**	**77.38%**
Not Available	69	4,968,207	4.39	72,003	68.05
Total:	**1,501**	**$113,076,135**	**100.00%**	**$ 75,334**	**76.97%**

(1) The Group 7 loans indicated as having a Credit Score that is "Not Available" include certain mortgage loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group VII Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	1,141	$60,209,697	53.25%	$52,769	614	76.40%
100,001 to 200,000	307	37,739,262	33.38	122,929	601	80.32
200,001 to 300,000	38	8,504,742	7.52	223,809	597	73.09
300,001 to 400,000	5	1,661,548	1.47	332,310	645	74.28
400,001 to 500,000	6	2,443,914	2.16	407,319	675	72.01
500,001 to 600,000	2	1,107,490	0.98	553,745	597	67.13
700,001 to 800,000	1	668,038	0.59	668,038	673	51.00
800,001 to 900,000	1	741,443	0.66	741,443	517	58.00
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Mortgage Rates of the Group VII Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.000 to 8.499	67	$6,662,815	5.89%	$99,445	645	71.09%
8.500 to 8.999	416	34,681,775	30.67	83,370	598	73.07
9.000 to 9.499	249	17,167,197	15.18	68,945	610	73.20
9.500 to 9.999	376	29,108,117	25.74	77,415	623	79.87
10.000 to 10.499	156	10,843,959	9.59	69,513	625	86.40
10.500 to 10.999	118	7,740,607	6.85	65,598	574	81.68
11.000 to 11.499	51	3,218,322	2.85	63,104	591	80.78
11.500 to 11.999	37	1,900,718	1.68	51,371	555	76.07
12.000 to 12.499	11	687,001	0.61	62,455	598	75.51
12.500 to 12.999	7	448,977	0.40	64,140	641	86.62
13.000 to 13.499	4	324,850	0.29	81,213	668	84.08
13.500 to 13.999	4	116,705	0.10	29,176	575	71.56
14.000 to 14.499	4	148,747	0.13	37,187	558	83.59
15.000 to 15.499	1	26,345	0.02	26,345	511	66.00
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Net Mortgage Rates of the Group VII Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.000 to 8.499	415	$36,335,900	32.13%	$87,556	605	72.31%
8.500 to 8.999	340	24,671,506	21.82	72,563	613	74.07
9.000 to 9.499	338	24,891,757	22.01	73,644	617	77.99
9.500 to 9.999	185	12,664,485	11.20	68,457	626	86.80
10.000 to 10.499	110	8,128,966	7.19	73,900	588	86.08
10.500 to 10.999	55	3,313,278	2.93	60,241	581	81.45
11.000 to 11.499	30	1,473,363	1.30	49,112	562	74.84
11.500 to 11.999	11	675,065	0.60	61,370	595	73.24
12.000 to 12.499	6	494,073	0.44	82,346	680	91.09
12.500 to 12.999	3	154,457	0.14	51,486	640	81.85
13.000 to 13.499	4	123,547	0.11	30,887	569	66.45
13.500 to 13.999	2	57,359	0.05	28,679	572	83.42
14.000 to 14.499	1	66,033	0.06	66,033	574	102.00
14.500 to 14.999	1	26,345	0.02	26,345	511	66.00
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Original Loan-to-Value of the Group VII Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	54	$ 3,058,225	2.70%	$56,634	611	37.04%
50.01 to 55.00	34	2,511,247	2.22	73,860	636	48.74
55.01 to 60.00	26	1,301,095	1.15	50,042	635	54.16
60.01 to 65.00	63	5,669,038	5.01	89,985	602	58.83
65.01 to 70.00	121	7,365,883	6.51	60,875	613	63.25
70.01 to 75.00	178	13,613,750	12.04	76,482	616	68.97
75.01 to 80.00	372	29,928,109	26.47	80,452	599	73.45
80.01 to 85.00	112	8,081,119	7.15	72,153	576	79.13
85.01 to 90.00	285	18,049,120	15.96	63,330	593	83.51
90.01 to 95.00	52	4,466,271	3.95	85,890	616	90.23
95.01 to 100.00	68	6,845,993	6.05	100,676	622	97.09
100.01 to 110.00	136	12,186,285	10.78	89,605	655	102.28
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical Valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Group VII Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	107	$5,558,838	4.92%	$51,952	618
50.01 to 55.00	31	2,531,690	2.24	81,667	676
55.01 to 60.00	62	4,909,753	4.34	79,190	608
60.01 to 65.00	102	6,999,133	6.19	68,619	602
65.01 to 70.00	172	12,859,192	11.37	74,763	619
70.01 to 75.00	288	23,641,876	20.91	82,090	605
75.01 to 80.00	189	13,505,256	11.94	71,456	579
80.01 to 85.00	228	14,408,542	12.74	63,195	581
85.01 to 90.00	93	7,101,110	6.28	76,356	597
90.01 to 95.00	36	3,355,617	2.97	93,212	647
95.01 to 100.00	80	8,116,460	7.18	101,456	624
100.01 to 105.00	113	10,088,668	8.92	89,280	658
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**

(6) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off-date the current-loan-to-value ratio was 100% or less with respect to the mortgage loans.

Geographical Distributions of Mortgaged Properties of the Group VII Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Texas	219	$16,110,050	14.25%	$73,562	595	80.32%
Florida	189	13,605,262	12.03	71,986	621	74.46
New York	83	8,746,752	7.74	105,383	652	73.30
Georgia	80	6,441,343	5.70	80,517	605	75.57
Michigan	79	4,603,126	4.07	58,267	591	76.10
California	47	4,536,301	4.01	96,517	625	72.50
North Carolina	58	4,022,790	3.56	69,358	552	80.95
Pennsylvania	70	3,867,563	3.42	55,251	608	78.61
Ohio	53	3,842,339	3.40	72,497	602	82.47
Arizona	42	3,770,073	3.33	89,764	634	79.08
Other	581	43,530,535	38.50	74,923	609	76.84
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

(1) 'Other' may include other states including the District of Columbia.

Mortgage Loan Purpose of the Group VII Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	778	$58,871,156	52.06%	$75,670	616	81.19%
Rate/Term Refinance	182	16,046,329	14.19	88,167	600	73.36
Equity Refinance	541	38,158,651	33.75	70,534	604	71.98
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Occupancy Type of the Group VII Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	1,059	$86,705,645	76.68%	$81,875	605	78.05%
Second/Vacation	65	5,901,612	5.22	90,794	669	70.13
Non-Owner Occupied	377	20,468,878	18.10	54,294	616	74.39
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Mortgaged Property Types of the Group VII Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	1,093	$82,038,775	72.55%	$75,058	605	77.27%
Townhouse	41	3,133,634	2.77	76,430	623	75.25
Condo Low-Rise (Less than 5 stories)	78	3,575,425	3.16	45,839	630	77.21
Condo Mid-Rise (5 to 8 stories)	5	248,341	0.22	49,668	668	59.09
Condo High-Rise (9 stories or more)	3	282,709	0.25	94,236	674	64.68
Manufactured Home	42	2,388,796	2.11	56,876	613	74.46
Planned Unit Development (Detached)	75	8,315,863	7.35	110,878	627	77.45
Planned Unit Development (Attached)	28	1,740,126	1.54	62,147	664	80.74
Single Family Dwelling (Two-to-Four Units)	134	11,164,656	9.87	83,318	609	75.48
Condotel	1	101,998	0.09	101,998	778	54.00
Leasehold Property	1	85,812	0.08	85,812	664	103.00
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Seasoning of the Group VII Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
37 to 48	161	$14,516,563	12.84%	$90,165	622	92.49%
49 to 60	159	15,212,135	13.45	95,674	638	94.44
61 to 72	29	2,085,068	1.84	71,899	598	69.71
73 to 84	472	30,852,940	27.29	65,366	596	72.91
85 to 96	530	37,155,543	32.86	70,105	610	70.90
97 to 108	137	11,529,115	10.20	84,154	601	68.29
109 to 120	9	1,092,602	0.97	121,400	545	65.96
145 >=	4	632,168	0.56	158,042	586	56.95
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Mortgage Loan Documentation Types of the Group VII Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	1,134	$80,519,432	71.21%	$71,005	609	79.68%
Reduced Documentation	367	32,556,703	28.79	88,710	612	70.26
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**

Prepayment Penalty Terms of the Group VII Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
none	1,489	$111,279,429	98.41%	$74,734	609	76.69%
Sixty months	12	1,796,706	1.59	149,725	619	94.61
Total:	**1,501**	**$113,076,135**	**100.00%**	**$75,334**	**610**	**76.97%**